EXHIBIT 2.2

                                                                [Execution Copy]



                ________________________________________________


                          VIDESH SANCHAR NIGAM LIMITED

                                       and

                              THE BANK OF NEW YORK,

                                  as Depositary

                                       and

                         OWNERS AND BENEFICIAL OWNERS OF
                          AMERICAN DEPOSITARY RECEIPTS



                           __________________________

                                 AMENDMENT NO. 1

                                       TO

                                DEPOSIT AGREEMENT

                          (Dated as of August 7, 2000)

                           ___________________________

                          Dated as of December 11, 2000

                ________________________________________________

                      AMENDMENT NO. 1 TO DEPOSIT AGREEMENT

         AMENDMENT NO. 1 TO DEPOSIT AGREEMENT dated as of December 11, 2000 (this "Amendment") among VIDESH SANCHAR NIGAM LIMITED, a company incorporated under the laws of the Republic of India (the "Company"), THE BANK OF NEW YORK, a New York banking corporation (the "Depositary") and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued hereunder.

                               W I T N E S S E T H

         WHEREAS, the Company and the Depositary executed the Deposit Agreement dated as of August 7, 2000 (the "Deposit Agreement") for the purposes set forth therein; and

         WHEREAS, the Company is distributing a bonus issue of Shares to holders of its Shares amounting to two Shares for each Share held by them as of November 16, 2000; and

         WHEREAS, pursuant to Section 6.01 of the Deposit Agreement, the Company and the Depositary deem it advisable to amend the Deposit Agreement and the form of American Depositary Receipt annexed thereto as Exhibit A to effect a conversion of each four outstanding American Depositary Shares, each representing (after giving effect to the aforementioned bonus issue) one and one-half Shares, into three American Depositary Share, each representing two Shares and a cancellation of holdings of American Depositary Shares to the extent such holdings represent other than an integral multiple of four American Depositary Shares.

         NOW, THEREFORE, the Company and the Depositary hereby agree to amend the Deposit Agreement, effective as of the date hereof, as follows:

                                    ARTICLE I

                                   DEFINITIONS

         Section 1.01. DEFINITIONS. Unless otherwise defined in this Amendment, terms which are defined in the Deposit Agreement are used herein as therein defined.

                                   ARTICLE II

                         AMENDMENTS TO DEPOSIT AGREEMENT

         Section 2.01. Section 1.01 of the Deposit Agreement is hereby amended and restated in its entirety as follows:

              "SECTION  1.01.  AMERICAN  DEPOSITARY  SHARES.  The term "American
         Depositary Shares" shall mean the securities representing the interests in the Deposited Securities and evidenced by the Receipts issued hereunder. Each American Depositary Share shall represent two Shares, until there shall occur a distribution upon Deposited Securities covered by Section 4.03 or a change in Deposited Securities covered by
         Section 4.08 with respect to which additional Receipts are not executed and delivered, and thereafter American Depositary Shares shall represent the amount of Shares or Deposited Securities specified in such Sections."


                                   ARTICLE III

                          AMENDMENTS TO FORM OF RECEIPT

         Section 3.01. AMENDMENT. The Form of Receipt is hereby amended and restated in its entirety by substituting the Form of Receipt annexed as Exhibit A to this Amendment.

                                   ARTICLE IV

                                  MISCELLANEOUS

         Section 4.01. CONVERSION OF OUTSTANDING AMERICAN DEPOSITARY SHARES. Each four outstanding American Depositary Shares, each representing (after giving effect to the bonus issue described in the recitals to this Amendment) one and one-half Shares, are hereby converted into three American Depositary Share, each representing two Shares; PROVIDED, HOWEVER, that to the extent that such conversion would require the Depositary to make any delivery of a fraction of an American Depositary Share, the holding which would give rise to such fraction upon conversion shall not be converted and shall be cancelled, the Depositary shall use reasonable efforts to sell the amount of Shares represented by the aggregate of such holdings and portions of holdings and the Depositary shall distribute the net proceeds of such sale to the Owners entitled thereto in the manner and subject to the conditions described in Section 4.01 of the Deposit Agreement.

         Section 4.02. NEW RECEIPTS. Pursuant to Section 4.08 of the Deposit Agreement, the Depositary shall arrange, at the expense of the Company, to have new Receipts printed to reflect the changes to the form of Receipt effected by this Amendment. The Depositary shall call for surrender of outstanding Receipts to be exchanged for new Receipts, reflecting in each case the number of American Depositary Shares evidenced thereby after giving effect to the conversion effected by this Amendment; PROVIDED, HOWEVER, that outstanding Receipts shall continue to evidence American Depositary Shares representing Deposited
Securities and shall remain valid for settlement of trades in American Depositary Shares until so surrendered or exchanged, except that the number of American Depositary Shares evidenced by each such unexchanged Receipt shall be three-fourths of the number shown on the face thereof, rounded down, if necessary, to the nearest whole number of American Depositary Shares.

         IN WITNESS WHEREOF, VIDESH SANCHAR NIGAM LIMITED and THE BANK OF NEW YORK have duly executed this Amendment as of the date first above written.

                                    VIDESH SANCHAR NIGAM LIMITED

                                    By: /s/ Satish Ranade
                                       ---------------------------------
                                        Name:  Satish Ranade
                                        Title:


                                    THE BANK OF NEW YORK

                                    By: /s/ Keith G. Galfo
                                       ---------------------------------
                                        Name:   Keith G. Galfo
                                        Title:  Vice President

                                    EXHIBIT A

                                       TO

                      AMENDMENT NO. 1 TO DEPOSIT AGREEMENT

                                          AMERICAN DEPOSITARY
                                          SHARES
                                          (Each American Depositary
                                          Share represents two
                                          deposited Shares)


                              THE BANK OF NEW YORK
                           AMERICAN DEPOSITARY RECEIPT
                               FOR ORDINARY SHARES
                          FACE VALUE 10 RUPEES EACH OF
                          VIDESH SANCHAR NIGAM LIMITED
             (INCORPORATED UNDER THE LAWS OF THE REPUBLIC OF INDIA)

         The  Bank  of  New  York,   as  depositary   (hereinafter   called  the
"Depositary"), hereby certifies that___________________________, or registered assigns IS THE OWNER OF ____________________________.

                           AMERICAN DEPOSITARY SHARES

representing deposited ordinary shares (herein called "Shares") of Videsh Sanchar Nigam Limited, incorporated under the laws of the Republic of India (herein called the "Company"). At the date hereof, each American Depositary Share represents two Shares deposited or subject to deposit under the Deposit Agreement (as such term is hereinafter defined) at the principal Mumbai, India office of ICICI Limited (herein called the "Custodian"). The Depositary's Corporate Trust Office is located at a different address than its principal executive office. Its Corporate Trust Office is located at 101 Barclay Street, New York, N.Y. 10286, and its principal executive office is located at One Wall Street, New York, N.Y. 10286.

               THE DEPOSITARY'S CORPORATE TRUST OFFICE ADDRESS IS
                    101 BARCLAY STREET, NEW YORK, N.Y. 10286


         1. THE DEPOSIT AGREEMENT.

         This American Depositary Receipt is one of an issue (herein called "Receipts"), all issued and to be issued upon the terms and conditions set forth in the Deposit Agreement, dated as of August 7, 2000, as amended by Amendment No. 1 to Deposit Agreement, dated as of December 11, 2000 (as so amended, the "Deposit Agreement"), by and among the Company, the Depositary, and all Owners and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights of Owners and Beneficial Owners of the Receipts and the rights and duties of the Depositary In respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property, and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Depositary's Corporate Trust Office in New York City and at the office of the Custodian.

         The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Capitalized terms defined in the Deposit Agreement and not defined herein shall have the meanings set forth in the Deposit Agreement.

         2. SURRENDER OF RECEIPTS AND WITHDRAWAL OF SHARES.

         Upon surrender at the Corporate Trust Office of the Depositary of this Receipt, and upon payment of the fee of the Depositary provided in this Receipt, and subject to the terms and conditions of the Deposit Agreement, the terms and conditions of the Company's Memorandum and Articles of Association and applicable Indian law, the Owner hereof is entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the American Depositary Shares for which this Receipt is issued. Delivery of such Deposited Securities may be made by (a) such Owner's option either (i) book-entry transfer of Shares in the book-entry system in India to an account designated by such Owner or an account designated by a person designated by such Owner, if feasible or (ii) delivery of certificates for Shares in the name of the Owner hereof or as ordered by him or certificates properly endorsed or accompanied by proper instruments of transfer, if feasible and (b) delivery of any other securities, property and cash to which such Owner is then entitled in respect of this Receipt. Such delivery will be made at the option of the Owner hereof, either at the office of the Custodian or at the Corporate Trust Office of the Depositary, provided that the forwarding of certificates for Shares or other Deposited Securities for such delivery at the Corporate Trust Office of the Depositary shall be at the risk and expense of the Owner hereof.

         3. TRANSFERS, SPLIT-UPS, AND COMBINATIONS OF RECEIPTS.

         The transfer of this Receipt is registrable on the books of the Depositary at its Corporate Trust Office by the Owner hereof in person or by a duly authorized attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination, or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, the Custodian, or Registrar may require payment from the depositor of the Shares or the presentor of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as provided in this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any reasonable regulations the Depositary may establish consistent with the provisions of the Deposit Agreement or this Receipt, including, without limitation, this Article 3.

         The delivery of Receipts against deposit of Shares generally or against deposit of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or this Receipt, or for any other reason, subject to the provisions of the following sentence. Notwithstanding anything to the contrary in the Deposit Agreement or this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares which would be required to be registered under the provisions of the Securities Act of 1933 for the public offer and sale thereof in the United States unless a registration statement is in effect as to such Shares for such offer and sale.

         4. LIABILITY OF OWNER OR BENEFICIAL OWNER FOR TAXES.

         If any tax or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the Owner or Beneficial Owner hereof to the Depositary. The Depositary may refuse to effect any transfer of this Receipt or any withdrawal of Deposited Securities represented by American Depositary Shares evidenced by such Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner or Beneficial Owner hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the Owner or Beneficial Owner hereof shall remain liable for any deficiency.

         5. WARRANTIES ON DEPOSIT OF SHARES.

         Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued, fully paid, non-assessable, and free of any preemptive rights of the holders of outstanding Shares and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that such Shares are not, and American Depositary Shares representing such Shares would not be, Restricted Securities. Such representations and warranties shall survive the deposit of Shares and delivery of Receipts.

         6. FILING PROOFS, CERTIFICATES, AND OTHER INFORMATION.

         Any person presenting Shares for deposit or any Owner or Beneficial Owner of a Receipt may be required from time to time to file with the Depositary or the Custodian such proof of citizenship or residence, exchange control approval, or such information relating to the registration on the books of the Company or the Foreign Registrar, if applicable, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper. The Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution of any dividend, or sale or distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made. No Share shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by any governmental body in India which is then performing the function of the regulation of currency exchange.

         7. CHARGES OF DEPOSITARY.

         The  Company   agrees  to  pay  the  fees,   reasonable   expenses  and
out-of-pocket charges of the Depositary and those of any Registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

         The following charges shall be incurred by any party depositing or withdrawing Shares or by any party surrendering Receipts or to whom Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the Receipts or Deposited Securities or a distribution of Receipts pursuant to
Section 4.03 of the Deposit Agreement) or by Owners, whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the Share register of the Company or Foreign Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the terms of the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.05 of the Deposit Agreement, (5) a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of Receipts pursuant to Section 2.03, 4.03 or 4.04 of the Deposit Agreement and the surrender of Receipts pursuant to Section 2.05 or 6.02 of the Deposit Agreement, (6) (to the extent permitted by the rules of any stock exchange on which American Depositary Shares are listed for trading) a fee of $.02 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to Sections 4.01 through 4.04 of the Deposit Agreement and (7) a fee for the distribution of securities pursuant to Section 4.02 of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause 7 treating all such securities as if they were Shares), but which securities are instead distributed by the Depositary to Owners and (8) any other charges payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of shares or other Deposited Securities (which charge shall be assessed against Owners as of the date or dates set by the Depositary in accordance with Section 4.06 of the Deposit Agreement and shall be collected at the sole discretion of the Depositary by billing such Owners for such charge or by deducing such charge from one or more cash dividends or other cash distributions).

         The Depositary, subject to Article 8 hereof, may own and deal in any class of securities of the Company and its affiliates and in Receipts.

         8. PRE-RELEASE OF RECEIPTS.

         Unless requested by the Company in writing to cease doing so, the Depositary may, notwithstanding Section 2.03 of the Deposit Agreement, execute and deliver Receipts prior to the receipt of Shares pursuant to Section 2.02 of the Deposit Agreement (a "Pre-Release"). The Depositary may, pursuant to Section
2.05 of the Deposit Agreement, deliver Shares upon the receipt and cancellation of Receipts which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such Receipt has been Pre-Released. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom Receipts or Shares are to be delivered that such person, or its customer, owns the Shares or Receipts to be remitted, as the case may be, (b) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of Shares represented by American Depositary Shares which are outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the Shares deposited under the Deposit Agreement; PROVIDED, HOWEVER, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

         The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

         9. TITLE TO RECEIPTS.

         It is a condition of this Receipt and every successive Owner and Beneficial Owner of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of New York; PROVIDED, HOWEVER, that the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement or for all other purposes.

         10. VALIDITY OF RECEIPT.

         This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual or facsimile signature of a duly authorized signatory of the Depositary and, if a Registrar for the Receipts shall have been appointed, countersigned by the manual of a duly authorized officer of the Registrar.

         11. REPORTS INSPECTION OF TRANSFER BOOKS.

         The Company is subject to the periodic reporting requirements of the Securities exchange Act of 1934 and, accordingly, files certain reports with the Commission. Such reports and communications will be available for inspection and copying by Owners and Beneficial Owners at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Depositary will make available for inspection by Owners of Receipts at its Corporate Trust office any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the holder of the deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also send to Owners of Receipts copies of such reports when furnished by the Company pursuant to the Deposit Agreement.

         The Depositary will keep books, at its Corporate Trust office, for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners of Receipts provided that such inspection shall not be for the purpose of communicating with Owners of Receipts in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

         12. DIVIDENDS AND DISTRIBUTIONS.

         Whenever the Depositary receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into United States dollars transferable to the United States, and subject to the Deposit Agreement, convert such dividend or distribution into dollars and will distribute the amount thus received (net of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Deposit Agreement) to the Owners of Receipts entitled thereto; PROVIDED, HOWEVER, that in the event that the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed to the Owners of the Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly.

         Subject to the provisions of Section 4.11 and 5.09 of the Deposit Agreement, whenever the Depositary receives any distribution other than a distribution described in Section 4.01, 4.03 or 4.04 of the Deposit Agreement, the Depositary will cause the securities or property received by it to be distributed to the Owners entitled thereto, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; PROVIDED, HOWEVER, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners of Receipts entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may, after consultation with the Company, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Deposit Agreement) will be distributed by the Depositary to the Owners of Receipts entitled thereto all in the manner and subject to the conditions described in Section 4.01 of the Deposit Agreement.

         If any distribution consists of a dividend in, or free distribution of, Shares, the Depositary may, and upon the written request of the Company shall, distribute to the Owners of outstanding Receipts entitled thereto, additional Receipts evidencing an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section 4.11 of the Deposit Agreement and the payment of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Deposit Agreement. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section
4.01 of the Deposit Agreement. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.

         In the event that the Depositary determines that arty distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners of Receipts entitled thereto.

         13. RIGHTS.

         In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights on behalf of any Owners and making the net proceeds available to such Owners or, if the Depositary determines in its reasonable judgment that it is not lawful and feasible to either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all or certain Owners but not to other Owners, the Depositary may distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of American Depositary Shares held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

         In circumstances in which rights would otherwise not be distributed, if an Owner of Receipts requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such Owner hereunder, the Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

         If the Depositary has distributed warrants or other instruments for rights to all or certain Owners, then upon instruction from such an Owner pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Owner, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.02 of the Deposit Agreement, and shall, pursuant to Section 2.03 of the Deposit Agreement, execute and deliver Receipts to such Owner; PROVIDED, HOWEVER, that in the case of a distribution pursuant to the preceding paragraph, such deposit shall be made, and depositary shares shall be delivered, under depositary arrangements which provide for issuance of depositary receipts subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under applicable United States laws.

         If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of American Depositary Shares held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees and expenses of the Depositary as provided in Section 5.09 of the Deposit Agreement and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of the Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or otherwise.

         The Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act of 1933 with respect to a distribution to all Owners or are registered under the provisions of such Act; PROVIDED, that nothing in this Deposit Agreement shall create any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If an Owner of Receipts requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under such Act, the Depositary shall not effect such distribution unless it has received an opinion from recognized counsel in the United States for the company upon which the Depositary may rely that such distribution to such Owner is exempt from such registration.

         The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular. 14. CONVERSION OF FOREIGN CURRENCY.

         14. CONVERSION OF FOREIGN CURRENCY.

         Whenever the Depositary or the Custodian shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the reasonable judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall, as promptly as practicable, convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into Dollars, and such Dollars shall be distributed to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.09 of the Deposit Agreement.

         If such conversion or distribution can be effected only with the approval or license of any governmental or regulatory authority, the Depositary shall file such application for approval or license, if any, as it may deem desirable.

         If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary or the Custodian is not convertible on a reasonable basis into Dollars transferable to the United States, or if any approval or license of any governmental or regulatory authority which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same.

         If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled thereto.

         15. RECORD DATES.

         Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever the

Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall find it necessary or convenient, the Depositary shall fix a record date (a) for the determination of the Owners of Receipts who shall be (i) entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or (ii). entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which each American Depositary Share will represent the changed number of Shares, subject to the provisions of the Deposit Agreement.

         16. VOTING OF DEPOSITED SECURITIES.

         Owners and Beneficial Owners shall not be entitled to instruct the Depositary as to voting any Deposited Securities. Each Owner and Beneficial Owner shall be deemed, by acceptance of a Receipt or acquisition of any beneficial interest therein, to have authorized and directed the Depositary to vote or cause to be voted, or to grant a proxy or power of attorney to vote, the Deposited Securities as set forth in this Section 4.07. Except as specifically set forth in this Section 4.07, the Depositary shall not vote or cause to be voted, or grant any proxy or power of attorney to any person to vote, any Deposited Securities.

         Whenever the Company gives notice of a meeting of shareholders or whenever the Company solicits any proxy or consent from shareholders in lieu of a shareholders' meeting, PROVIDED that the Depositary has received in each case an opinion of Indian counsel in form and substance satisfactory to the Depositary at the expense of the Company to the effect that, under Indian law,
(i) the Deposit Agreement is valid, binding and enforceable against the Company and the Owners and Beneficial Owners, including specifically, that the voting arrangement set forth herein is valid, binding and enforceable against the Owners and Beneficial Owners, and (ii) the Depositary will not be deemed to be authorized to exercise any discretion when voting or giving any proxy or consent in accordance with this Section 4.07 and will not be subject to any potential liability under the laws of the Republic of India for losses or claims arising from such voting or giving any proxy or consent, the Depositary shall vote or cause to be voted Deposited Securities as directed in writing by a person designated by the board of directors of the Company, or give a proxy or power of attorney to vote Deposited Securities to a person designated by the board of directors of the Company, at such meeting or in respect of such solicitation. If the Depositary does not receive such an opinion or a person designated by the board of directors of the Company does not give such directions, the Depositary shall not vote the Deposited Securities.

         17. CHANGES AFFECTING DEPOSITED SECURITIES.

         In circumstances where the provisions of Section 4.03 of the Deposit Agreement do not apply, upon any change in nominal value, change in par value, split-up, consolidation, or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. If any such case the Depositary may execute and deliver additional Receipts as in the case of a dividend in Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.

         18. LIABILITY OF THE COMPANY AND DEPOSITARY.

         Neither the Depositary nor the Company nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt, if by reason of any provision of any present or future law or regulation of the United States or any other country, or of any other governmental or regulatory authority, or by reason of any provision, present or future, of the Memorandum or Articles of Association of the Company, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company shall be prevented, delayed or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement or Deposited Securities it is provided shall be done or performed; nor shall the Depositary or the Company or any of their respective directors, employees, agents or affiliates incur any liability to any Owner or Beneficial Owner of a Receipt by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in. the Deposit Agreement. Where, by the terms of a distribution pursuant to Section 4.01, 4.02 or 4.03 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.04 of the Deposit Agreement, such distribution or offering may not be made. available to Owners of Receipts, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of Receipts, except that they agree to perform their obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary shall not be subject to any liability with respect to the validity or worth of the Deposited Securities. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit, or other proceeding in respect of any Deposited Securities or in respect of the Receipts on behalf of any Owner, Beneficial Owner or other person and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or Beneficial Owner of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with a matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises, the

Depositary performed its obligations without negligence or bad faith while it acted as Depositary. No disclaimer of liability under the Securities Act of 1933 is intended by any provision of the Deposit Agreement.

         19. RESIGNATION AND REMOVAL OF THE DEPOSITARY; APPOINTMENT OF SUCCESSOR CUSTODIAN.

         The Depositary may at any time resign as Depositary hereunder by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners of Receipts to do so, it may appoint a substitute or additional custodian or custodians.

         20. AMENDMENT.

         The form of the Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of Owners or Beneficial Owners of Receipts in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees and cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Owners of outstanding Receipts. Every Owner of a Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby except in order to comply with mandatory provisions of applicable law.

         21. TERMINATION OF DEPOSIT AGREEMENT.

         The Depositary at any time at the direction of the Company, shall terminate the Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Owners of all Receipts then outstanding if at any time 90 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 2.05 of the Deposit Agreement, and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American

Depositary Shares evidenced by such Receipt. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights and other property as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary f or the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary with respect to indemnification, charges, and expenses.

         22. SUBMISSION TO JURISDICTION; WAIVER OF IMMUNITIES.

         In the Deposit Agreement, the Company has (i) appointed State Bank of India, New York Branch, 460 Park Avenue, New York, New York 10022, in the State of New York, as the Company's authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Shares or Deposited Securities, the American Depositary Shares, the Receipts or this Agreement, (ii) consented and submitted to the jurisdiction of any state or federal court in the State of New York in which any such suit or proceeding may be instituted, and
(iii) agreed that service of process upon said authorized agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.

         To the extent that the Company or any of its properties, assets or revenues may have or hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any respect thereof, from setoff or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution or judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with the Shares or Deposited Securities, the American Depositary Shares, the Receipts or the Deposit Agreement, the Company, to the fullest extent permitted by law, hereby irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

             23.  MODIFIED RIGHTS SHARES.

         In the event that any Shares deposited under the Deposit Agreement will, for a limited period of time, entitle holders of record thereof ("recordholders") to rights which may vary from the rights to which recordholders of the shares first deposited thereunder may be entitled, the following provisions shall apply:

         (a) The term "Standard Rights Shares" shall mean Shares which will entitle their recordholders to the same rights as recordholders of the Shares first deposited under the Deposit Agreement. The term "Modified Rights Shares" shall mean those Shares which will, for a limited period of time, entitle their recordholders to rights which may vary from the rights to which recordholders of the Shares first deposited thereunder may be entitled.

         (b) Modified Rights Shares deposited under the Deposit Agreement shall be held by the Depositary or Custodian in a segregated account different from the account in which Standard Rights Shares and any other Modified Rights Shares which may entitle their recordholders to rights which differ from the rights to which recordholders of such Modified Rights Shares deposited thereunder are held, Modified Rights Shares which will entitle their recordholders to identical rights are referred to as a "series" of Modified Rights Shares.

         (c) Each series of Modified Rights Shares shall be represented by a class of American Depositary Shares ("Temporary ADSs") different from those representing Standard Rights Shares ("Standard Rights ADSs") and any other series of Modified Rights Shares. Each such class of Temporary ADSs shall be evidenced by a class of Receipts ("Temporary ADRs") different from those evidencing standard Rights ADSs ("Standard Rights ADRs") and any other class of Temporary ADSs and shall bear a legend with respect to their status as Temporary ADRs. Temporary ADRs may also bear a legend setting forth applicable restrictions on transfer, which may differ from the restrictions applicable to any other class of Receipts.

         (d) Whenever a series of Modified Rights Shares become Standard Rights Shares, the Depositary shall cause the Custodian to transfer such series of Modified Rights Shares into the account in which other Standard Rights Shares are held, the class of Temporary ADSs representing such Shares shall automatically convert into Standard Rights ADSs and the Depositary shall take such action as may be necessary to effect such conversion. At any time after such conversion, the Owner of any Temporary ADR of such class shall be entitled, upon surrender thereof to the Depositary, to receive a Standard Rights ADR.

         (e) Owners and Beneficial Owners of Standard Rights ADSs shall be entitled to rights under the Deposit Agreement only with respect to Standard Rights Shares. Owners and Beneficial Owners of Temporary ADSs of each class shall be entitled to rights thereunder only with respect to the series of Modified Rights Shares represented thereby.

         (f) All other provisions of the Deposit Agreement shall apply to Modified Rights Shares, Temporary ADSs and Temporary ADRs subject to Section
2.10 thereof.

         24. MEMORANDUM AND ARTICLES OF ASSOCIATION.

         Notwithstanding any other provision of the Deposit Agreement, each Owner and Beneficial Owner agrees to be bound by and subject to the Memorandum and Articles of Association of the Company to the same extent as if American Depositary Shares were the Shares represented thereby; PROVIDED, HOWEVER, that such provisions shall apply to such persons only to the extent feasible.